Exhibit 99.1

Dartmouth-Hitchcock Medical Center inaugurates unique intraoperative MRI and CT suite with initial brain tumor procedures in Center for Surgical Innovation

VISIUS iMRI and iCT expected to expand surgical vision and precision and further research

MINNEAPOLIS, March 19, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS) (TSX: IM) ("IMRIS" or the "Company") today announced that neurosurgeons at Dartmouth-Hitchcock Medical Center (DHMC) in Lebanon, NH, have completed several cases to inaugurate use of intraoperative MRI (iMRI) within the VISIUS® Surgical Theatre inside the hospital's Center for Surgical Innovation (CSI). The CSI has the only operating suite in the world with both VISIUS iMRI and intraoperative CT (iCT) modalities able to serve multiple operating rooms (ORs) without moving the patient.

The initial case - a revision right craniotomy for a meningioma (brain tumor) - was also the first time VISIUS iMRI was used with next generation leading 3.0 tesla technology which includes applications to deliver better image quality with higher signal-to-noise ratio, faster 3D image acquisition, and improved ease-of-use and workflow.

"These first few cases have gone very well in terms of producing images during the cases and confirming that we have accomplished what we had intended," said Dr. David Roberts, Dartmouth-Hitchcock neurosurgery section chief and professor of surgery and neurology at the Geisel School of Medicine, who led the first case. "We expect the iMRI inside CSI will expand our vision beyond what we can see with the naked eye to reach diseased tissue that is sometimes located within challenging to navigate anatomy," he added. "The OR suite will have a direct value to patients by allowing us to do surgery better than before."

Inside a VISIUS Surgical Theatre equipped with high-field iMRI or 64-slice iCT, surgeons have on-demand access to real-time data and diagnostic quality imaging during the procedure from the OR table. Patient transport for imaging is eliminated as the scanner uniquely moves to the patient on ceiling-mounted rails. VISIUS iCT utilizes the latest state-of-the-art technology with low dose management. IMRIS also provides proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

Dr. Roberts noted that intraoperative imaging within CSI will allow surgeons to provide better outcomes using current techniques and to work with engineers and researchers to discover and validate new surgical approaches.

Dr. Keith Paulsen, Dartmouth's Robert A. Pritzker Professor of Biomedical Engineering and scientific director of imaging at DHMC, said they hope the center will be a destination for patient care and surgical innovation. "We are looking forward to researching and implementing disruptive change rather than incremental changes to surgical procedures," he said. "The long-term benefit to society is making surgery more effective and disseminating this out to other institutions."

IMRIS CEO Jay D. Miller said this is another example where the Company is bringing leading imaging technology directly to the point of therapy. "We are delivering unequaled imaging technology into the operating rooms where it can make the most difference - during surgery," he said. "We expect these tools will further expand the outcomes for a growing number of neurosurgical and spinal applications and conditions."

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

Image with caption: "Dartmouth-Hitchcock Medical Center surgeons have completed initial neurosurgical cases using intraoperative MRI using IMRIS VISIUS iMRI inside the hospital's Center for Surgical Innovation (CSI). (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140319_C5951_PHOTO_EN_38116.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 07:30e 19-MAR-14